

September 16, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Fixed Income Securities Funds
         Issuer CIK: 0000106444
         Issuer File Number: 2-47371 / 811-02368
         Form Type: 8-A12B
         Filing Date: September 16, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard High-Yield Active ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications